Mail Stop 3561

March 19, 2010

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

>   **Re: NextMart, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed January 13, 2010**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2009**
>   **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended September 30, 2009

Item 9A. Controls and Procedures
Internal Controls over Financial Reporting, page 25

1.   Please revise to include a statement as to whether or not your assessment of
        internal control over financial reporting is effective. Refer to Item 308T of
        Regulation S-K.

2.   Please expand your disclosure to include a statement that your assessment of
        internal controls over financial reporting has not been attested to by your
        registered public accounting firm as required by Item 308T of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Loss, page F-3

3.   Please tell and disclose the loss on early extinguishment of debt including how
        you derived the amount of the loss recognized.

Note 3 – Marketable Securities, page 46

4.   You disclose you recognized an accumulated loss of $2,053,519 in operations for
        the disposal of CEC Unet shares as part of the transaction with Hua Hui; however,
        the other comprehensive income within the statement of operations continues to
        show an unrealized gain on investment. Please explain and revise your disclosure
        clarifying, if true, that a reclassification adjustment for the loss was recorded
        included within net loss. If so, tell us and clarify where the realized loss is
        reflected in operations. Refer to FASB ASC Section 220-10-45.

5.   We note the unrealized loss of $108,000 and $119,520 related to your available
        for sale investment in China Grand Resorts'(formerly Asia Premium TV, Inc., a
        publicly traded entity) common stock as of December 31 and September 30, 2009,
        respectively. In that regard, explain to us why you did not write down this
        impaired investment through earnings. In light of the length of time and extent to
        which its market value has been less than cost, the negative financial condition
        and near-term prospects of the China Grand Resort as disclosed in its SEC public
        filings, it appears the impairment is other than temporary. Refer to SAB Topic
        5M.

Note 14 – Non-Monetary Transaction, page 53

6.   Please file all agreements related to your transaction with Hua Hui and affiliates.
       Refer to Item 601 of Regulation S-K.

7.   Please provide us with a tabular reconciliation of your calculation of the disclosed
       fair value on disposal of ($3,616,776). In this regard, we note you received
       commercial income rights in exchange for the following:

250,000,000 common shares issued	$ 2,500,000
Net book value of net assets held for sale transferred	3,284,989
Net book value of net assets of discontinued operations	4,388,093
CEC Unet shares	0
	$10,173,082

8.   Tell us how you determined the fair value of the assets transferred of $8,630,273
       disclosed in your Form 8-K dated August 1, 2009. In addition, please provide us
       with the relevant journal entries used to record the disposition of your assets and
       transaction with Hua Hui.

9.   Please explain for us the nature of your commercial income rights to Huadun
       Changde International Hotel to be completed by the end of 2010, including its
       terms and clarifying whether you have obtained an intangible such as an operation
       license or a partnership or joint venture interest in the Project. We may have
       further comment.

10.   We note Hua Hui is now the beneficial owner of 56.4% of your common stock.
       Menghua Liu, Chairman and sole stockholder of Hua Hui is also the Chairman
       and Chief Executive Officer of the company. Further, Hua Hui appears to control
       the post-transaction board of directors and senior management. In consideration
       of the change in control of the company, please tell us what factors were
       considered in determining it was not appropriate to record the transaction as a
       reverse acquisition. Refer to FASB ASC paragraph 805-10-55-12.

11.   We note the March 3 Form 8-K filed on March 8, 2010 regarding your transaction
       termination agreement with Hua Hui with respect to the subscription and asset
       sale agreement you entered into on August 1, 2009. Under the terms of the
       termination agreement, you will forfeit the commercial income rights to Huadun
       Changde

International Hotel, and Hua Hui will return the 250,000,000 of your common stock on or before March 26, 2010 and certain other assets received by Hua Hui. In that regard, please address the following comments.

- You stated the inability to record the commercial income rights at its value or recording the asset at a zero basis as the reason behind your termination of the transaction with Hua Hui. We note you have recorded the transaction as of September 30, 2009. As such, we are unclear why you had waited for several months after August 1, 2009 to initiate the termination. Please explain and provide disclosures of the facts and circumstances leading to the termination.

- Please explain to us how you would account for the termination including how you would account for the return of the shares, assets and the change in control resulting from the termination. Support your accounting with relevant authoritative literature.

Exhibits 31.1 and 31.2

12.   Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the fiscal year ended September 30, 2009 and in your subsequently filed Forms 10-Q.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief